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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM 12b-25

                 NOTIFICATION OF LATE FILING

                                           Commission File Number  33-13789LA
                                                                  ------------

(Check One):
[X] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

    For Period Ended:                 December 31, 1996
                      --------------------------------------------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
                                     -----------------------------------------

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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I -- REGISTRANT INFORMATION

                      You Bet International, Incorporated
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Full Name of Registrant

                     Continental Embassy Acquisitions, Inc.
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Former Name if Applicable

                         1950 Sawtelle Blvd., Suite 180
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Address of Principal Executive Office (Street and Number)

                             Los Angeles, CA 90025
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City, State and Zip Code

                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

         [ ]              (a)     The reasons described in reasonable detail in
                                  Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]              (b)     The subject annual report, semi-annual
                                  report, transition report on Form 10-K, Form
                                  20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]              (c)     The accountant's statement or other exhibit
                                  required by Rule 12b-25(c) has been attached
                                  if applicable.
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                             PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

See Exhibit 1


                          PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                              Barry Peters                      310               444-3300
                 ---------------------------------------    -----------      ------------------
                             (Name)                         (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No
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(3)              Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                                                                 [X] Yes [ ] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                      You Bet International, Incorporated
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date        March 28, 1997             By           David Marshall
     ---------------------------         -------------------------------------



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)
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                                               (Attach Extra Sheets If Needed)
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You Bet International Incorporated
1950 Sawtelle Blvd., Suite 180
Los Angeles, CA 90025

Commission File Number 33-13789LA
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Additional Notes to Form 12b25

Part III -- Narrative

         The Company's auditors, Deloitte & Touche, were late in starting the financial statement audit for the year ended December 3, 1996, due to late payment from You Bet. The expected completion date of the audit is April 10, 1997.

Part IV -- Other Information -- Item 3

        The Company was formed on December 6, 1995. At that time the Company was engaged in a Private Placement and had cash on hand of $3.3 million. The development of the product line had begun in June 1995.

        In 1996, the Company continued the development of its principal product line, the You Bet Racing Network, and the expansion of the organization. The service expected to go through beta testing during the second quarter of 1997. As a result of the development of the product line and expansion of the Company's organization, the Company used the funds that were on hand from 12/3/95. As of December 31, 1996 the Company had $87,000 in cash and cash equivalents on hand. As of March 28, 1997, the Company had $83,000 in cash and cash equivalents on hand.

        In December 1996, The Company established a $1.5 million bridge loan facility, in units of $50,000. The unit consists of a bridge note with a 15% stated interest rate, 20,000 warrants to purchase stock at the exercise price of $2.50 and the right to convert the note into common stock. As of December 31, 1996 the Company raised $200,000 through this facility. In 1997, the Company raised $525,000. The Company also has verbal commitments for $300,000 in additional bridge units to be raised within the next two weeks.

        The Company has also commenced discussions with a number of investment banking, venture capital and other financial enterprises regarding obtaining additional financing. A number of these entities have completed their due diligence review of the Company's operations and have indicated that they intend to extend financing proposals of up to $10 million to the Company. No assurance can be given, however, that the Company will be able to obtain such financing, or that such financing, if available, will be on terms acceptable to the Company.

        In this regard, it is likely that the Company's financial statements for the fiscal year ended December 31, 1996 will contain an explanatory paragraph relating to the Company's ability to operate as a going concern.